EXHIBIT 23.2

CONSENT OF TECHNICAL REPORT AUTHOR

TO:        United States Securities and Exchange Commission
Washington, D.C.

I, Agnes M. Koffeyberg, P.Geo. do hereby consent to the written disclosure of extracts of the technical report entitled “Report on the Rey Lake Property, Nicola Mining Division, British Columbia, with Recommendations for Exploration”, and dated November 28, 2009 (the “Technical Report”) within the filing statement for Keyser Resources Inc. dated May 28, 2009 (the “Filing Statement”).

I, hereby confirm that I have read the written disclosure of the Technical Report and of extract from the Technical Report contained and incorporated by reference in the Filing Statement and have no reason to believe that such disclosure does not fairly and accurately represent the information in the Technical Report that supports the disclosure.

Dated the 19th day of January, 2010

/s/ Agnes M. Koffeyberg
Agnes M. Koffeyberg, P. Geo